Execution Version

UNDERWRITING AGREEMENT

October 17, 2025

Taseko Mines Limited

12th Floor, 1040 West Georgia Street

Vancouver, BC V6E 4H1

Attention: Bryce Hamming

 Chief Financial Officer

Dear Mr. Bryce Hamming:

BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. (together, "Lead Underwriters"), as co-lead managers and together with National Bank Financial Inc., joint bookrunners, and TD Securities Inc. (collectively, the "Underwriters" and each individually, an "Underwriter"), hereby severally, and not jointly and severally, offer to purchase from Taseko Mines Limited (the "Corporation") in the respective percentages set forth in Section 22 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 37,100,000 common shares of the Corporation (the "Firm Shares") on an underwritten basis at a price of US$4.05 per Firm Share (the "Offering Price") for aggregate gross proceeds of US$150,255,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the "Over-Allotment Option") to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof,  up to an additional 5,565,000 common shares of the Corporation (the "Additional Shares") at the Offering Price for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the "Offered Securities".

The Underwriters understand that the Corporation has prepared and filed with each of the Canadian Securities Regulators (as defined below) in each of the Canadian Qualifying Jurisdictions (as defined below) the Canadian Base Shelf Prospectus (as defined below) in respect of the issuance, from time to time, of common shares, warrants, subscription receipts, debt securities or units comprised of a combination thereof of the Corporation, omitting the Shelf Information (as defined below) in accordance with National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") and National Instrument 44-102 - Shelf Distributions ("NI 44-102", and, together with NI 44-101, the "Shelf Procedures") and that the Corporation has received a Dual Prospectus Receipt (as defined below) for the Canadian Base Shelf Prospectus on June 30, 2025. The term "Canadian Base Shelf Prospectus" means the final short form base shelf prospectus dated June 30, 2025 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as defined below), including the Shelf Procedures, CSA Staff Notice 44-306 - Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements ("CSA Staff Notice 44-306"), BC Instrument 44-503 - Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers ("BCI 44-503") and the equivalent blanket orders adopted by the Canadian Securities Regulators (together with CSA Staff Notice 44-306 and BCI 44-503, the "WKSI Blanket Orders") and includes all Documents Incorporated by Reference (as defined below) therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Corporation has also prepared and filed a preliminary prospectus supplement relating to the Offering (as defined below), which excluded certain Shelf Information (as defined below), with the Canadian Securities Regulators, in accordance with the Shelf Procedures (including the documents incorporated therein by reference) (the "Canadian Preliminary Prospectus Supplement").

The Underwriters also understand that the Corporation has also prepared and filed with the U.S. Securities and Exchange Commission (the "SEC") pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC (the "MJDS"), a registration statement on Form F-10 (File No. 333-288490) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as defined below) by the Canadian Base Shelf Prospectus, including the Firm Shares, under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and the rules and regulations promulgated thereunder (the "1933 Act Regulations") (the Canadian Base Shelf Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the "U.S. Base Prospectus"). The Canadian Base Shelf Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the "Base Prospectuses". The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the "Form F-X") at the time of the initial filing of the Registration Statement (as defined below). The Corporation has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Preliminary Prospectus Supplement").

In addition, the Underwriters also understand that the Corporation will prepare and file, as promptly as possible and in any event by no later than 5:00 p.m. (E.D.T.) on the date hereof, with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the "Canadian Prospectus Supplement") and with the SEC, within one Business Day following the filing of the Canadian Prospectus  Supplement with the Canadian Securities Regulators, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the "U.S. Prospectus Supplement"). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the "Shelf Information". The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the "Prospectus Supplements". The Canadian Preliminary Prospectus Supplement, including all documents incorporated by reference therein, together with the Canadian Base Shelf Prospectus, is hereinafter called the "Canadian Preliminary Prospectus".

The registration statement on Form F-10, including the U.S. Prospectus (as defined below), each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the "Registration Statement". The U.S. Preliminary Prospectus Supplement (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a "U.S. Preliminary Prospectus". The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the "Preliminary Prospectuses". The term "U.S. Prospectus" shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus shall be deemed to refer to and include any documents filed with the SEC after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the Closing Date (as defined below) (the period from the date hereof through and including the Closing Date, the "Offering Period"). The term "Canadian Prospectus" shall refer to the Canadian Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the Canadian Securities Laws at any time on or prior to end of the Offering Period, where such material is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the "Supplementary Material". Any reference herein to any "amendment" or "supplement" to the U.S. Preliminary Prospectus, the U.S. Base Prospectus, or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Regulators or the SEC after the date of the U.S. Base Prospectus or the U.S. Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act, and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the "Prospectuses".

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectus (as defined below), if any, and the information listed in Schedule "F" hereto, taken together, are hereinafter referred to collectively as the "Pricing Disclosure Package". For purposes of this Agreement, the "Applicable Time" is 8:00 p.m. (E.D.T.) on October 15, 2025.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of Financial Industry Regulatory Authority, Inc. ("FINRA").

In consideration of the agreement on the part of the Underwriters to purchase the Offered Securities and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to the Lead Underwriters, on behalf of the Underwriters, at the Closing Time (as defined below) and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 4.5% of the aggregate gross proceeds of the Offering (the "Underwriting Fee"), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1 Interpretation

(1) Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

"1933 Act Regulations" has the meaning given to it in the fourth paragraph of this Agreement;

"Additional Shares" has the meaning given to it in the second paragraph of this Agreement;

"affiliate" has the meaning given to it in the Business Corporations Act (British Columbia);

"Agreement" means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this underwriting agreement;

"Applicable Agreements" has the meaning given to it in Section 7(11);

"Applicable Law" has the meaning given to it in Section 7(11);

"Applicable Securities Laws" means the Canadian Securities Laws and the U.S. Securities Laws;

"Applicable Time" has the meaning given to it in the seventh paragraph of this Agreement;

"Base Prospectuses" has the meaning given to it in the fourth paragraph of this Agreement;

"BCI 44-503" has the meaning given to it in the third paragraph of this Agreement;

"Bribery Act 2010" has the meaning given to it in Section 7(41);

"Business Day" means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and New York, New York;

"Canadian Base Shelf Prospectus" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Offering Documents" means each of the Canadian Preliminary Prospectus and the Canadian Prospectus, including the Documents Incorporated by Reference and any Marketing Documents;

"Canadian Preliminary Prospectus" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Preliminary Prospectus Supplement" has the meaning given to it in the third paragraph of this Agreement;

"Canadian Prospectus" has the meaning given to it in the sixth paragraph of this Agreement;

"Canadian Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"Canadian Qualifying Jurisdictions" means each of the provinces and territories of Canada, other than Quebec and Nunavut;

"Canadian Sanctions" has the meaning given to it in Section 7(43);

"Canadian Securities Laws" means all applicable securities laws of each of the Canadian Qualifying Jurisdictions, and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Canadian Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

"Canadian Securities Regulators" means the securities regulatory authorities in each of the Canadian Qualifying Jurisdictions;

"CDS" means the CDS Clearing and Depository Services Inc.;

"CFPOA" has the meaning given to it in Section 7(41);

"Charter Documents" has the meaning given to it in Section 7(11);

"Closing Date" has the meaning given to it in Section 14;

"Closing Time" has the meaning given to it in Section 14;

"Commission" means the British Columbia Securities Commission;

"Common Shares" means the common shares in the authorized share structure of the Corporation;

"Corporation" means Taseko Mines Limited;

"Credit Facilities" has the meaning given to it in Section 7(53);

"CSA Staff Notice 44-306" has the meaning given to it in the third paragraph of this Agreement;

"Curis" means Curis Holdings (Canada) Ltd.;

"Debt Repayment Triggering Event" has the meaning given to it in Section 7(11);

"Defaulting Underwriter" has the meaning given to it in Section 22;

"Distribution" means "distribution" or "distribution to the public" as those terms are defined in the Applicable Securities Laws;

"Documents Incorporated by Reference" means all interim and annual financial statements, management's discussion and analysis, business acquisition reports, management information circulars, annual information forms, technical reports, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

"Dual Prospectus Receipt" means the receipt issued by the Commission and the Ontario Securities Commission dated July 2, 2025, which is deemed to also be a receipt of the other Canadian Securities Regulators pursuant to Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

"EDGAR" means the Electronic Data Gathering, Analysis, and Retrieval system;

"Environmental Laws" has the meaning given to it in Section 7(29);

"FCPA" has the meaning given to it in Section 7(41);

"Financial Statements" has the meaning given to it in Section 7(1);

"Firm Shares" has the meaning given to it in the first paragraph of this Agreement;

"Florence Copper Project" means the Corporation's Florence Copper project located in Florence, Arizona;

"Form F-X" has the meaning given to it in the fourth paragraph of this Agreement;

"Gibraltar Mine" means the Corporation's Gibraltar mine near Williams Lake, British Columbia;

"Gibraltar Mines" means Gibraltar Mines Ltd.;

"Governmental Authority" has the meaning given to it in Section 7(11);

"IFRS" has the meaning given to it in Section 7(1);

"Indemnified Party" has the meaning given to it in Section 9(1);

"Intellectual Property" has the meaning given to it in Section 7(25);

"Investment Company Act" has the meaning given to it in Section 7(36);

"Issuer Free Writing Prospectus" means an "issuer free writing prospectus" as defined in Rule 433 under the U.S. Securities Act relating to the Offered Securities that (i) is required to be filed with the SEC by the Corporation, (ii) is a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation's records pursuant to Rule 433(g) under the U.S. Securities Act;

"IT Systems" has the meaning given to it in Section 7(46);

"Lead Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Liens" has the meaning given to it in Section 7(5);

"LSE" means the London Stock Exchange;

"Marketing Documents" means the marketing materials approved in accordance with Section 3(2);

"marketing materials" has the meaning given to it in NI 41-101;

"Material Adverse Change" has the meaning given to it in Section 7(4);

"Material Adverse Effect" has the meaning given to it in Section 7(6);

"material change" means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Corporation and its Subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;

"material fact" means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

"Material Properties" means the (i) Gibraltar Mine and (ii) Florence Copper Project; as described in the Offering Documents;

"Mining Claims" has the meaning given to it in Section 7(18);

"misrepresentation" means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

"MJDS" has the meaning given to it in the fourth paragraph of this Agreement;

"Money Laundering Laws" has the meaning given to it in Section 7(42);

"NI 43-101" means National Instrument 43-101 - Standards for Disclosure for Mineral Projects;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions;

"NI 44-102" means National Instrument 44-102 - Shelf Distributions;

"NI 51-102" means National Instrument 51-102 - Continuous Disclosure Obligations;

"NI 52-109" means National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings;

"NYSE American" means the NYSE American LLC;

"Offered Securities" has the meaning given to it in the second paragraph of this Agreement;

"Offering Documents" means the Canadian Offering Documents and the U.S. Offering Documents;

"Offering Jurisdictions" means the United States and the Canadian Qualifying Jurisdictions;

"Offering Period" has the meaning given to it in the sixth paragraph of this Agreement;

"Offering Price" has the meaning given to it in the first paragraph of this Agreement;

"Option Closing Date" has the meaning given to it in Section 16(1);

"Option Closing Time" has the meaning given to it in Section 16(1);

"Over-Allotment Option" has the meaning given to it in the second paragraph of this Agreement;

"Permits" has the meaning given to it in Section 7(15);

"Permitted Encumbrances" has the meaning given to it in Section 7(5);

"Personal Data" has the meaning given to it in Section 7(46);

"Plans" has the meaning given to it in Section 7(26);

"Policies" has the meaning given to it in Section 7(47);

"Preliminary Prospectuses" has the meaning given to it in the sixth paragraph of this Agreement;

"Pricing Disclosure Package" has the meaning given to it in the seventh paragraph of this Agreement;

"Privacy Laws" has the meaning given to it in Section 7(47);

"Proceedings" has the meaning given to it in Section 7(14);

"Prospectuses" has the meaning given to it in the sixth paragraph of this Agreement;

"Prospectus Amendment" means any amendment to the Prospectuses;

"Prospectus Supplements" has the meaning given to it in the fifth paragraph of this Agreement;

"Purchasers" means, collectively, each of the purchasers of the Offered Securities arranged by the Underwriters pursuant to the Offering;

"qualified person" has the meaning given to it in Section 7(20);

"Registration Statement" has the meaning given to it in the sixth paragraph of this Agreement;

"Sanctions" has the meaning given to it in Section 7(43);

"SEC" has the meaning given to it in the fourth paragraph of this Agreement;

"SEDAR+" means the System for Electronic Data Analysis and Retrieval+;

"Selling Firm" has the meaning given to it in Section 2(1);

"Shelf Information" has the meaning given to it in the fifth paragraph of this Agreement;

"Shelf Procedures" has the meaning given to it in the third paragraph of this Agreement;

"Subsidiaries" means the subsidiaries of the Corporation listed in Schedule "A" and "Subsidiary" means any one of them;

"Supplementary Material" has the meaning given to it in the sixth paragraph of this Agreement;

"Tax" and "Taxes" have the meaning given to them in Section 7(24);

"Technical Reports" has the meaning given to it in Section 7(20);

"template version" has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

"Teẑtan-Biny Agreement" means the Teẑtan Biny Agreement dated June 5, 2025, among the Corporation, Tsilhqot'in Nation and the Province of British Columbia relating to the New Prosperity Project;

"TSX" means the Toronto Stock Exchange;

"U.S. Base Prospectus" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended;

"U.S. Offering Documents" means the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus and the Pricing Disclosure Package;

"U.S. Preliminary Prospectus" has the meaning given to it in the sixth paragraph of this Agreement;

"U.S. Preliminary Prospectus Supplement" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Prospectus" has the meaning given to it in the sixth paragraph of this Agreement;

"U.S. Prospectus Supplement" has the meaning given to it in the fifth paragraph of this Agreement;

"U.S. Securities Act" has the meaning given to it in the fourth paragraph of this Agreement;

"U.S. Securities Laws" means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, any applicable state securities laws and any applicable federal or state laws, rules or regulations related to the registration or regulation of broker-dealers;

"Underwriters" has the meaning given to it in the first paragraph of this Agreement;

"Underwriting Fee" has the meaning given to it in the ninth paragraph of this Agreement;

"Underwriters' Expenses" has the meaning given to it in Section 17;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"WKSI Blanket Orders" has the meaning given to it in the third paragraph of this Agreement; and

"Yellowhead Project" means the Corporation's Yellowhead Copper project located in Thompson-Nicola, British Columbia.

(2) Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3) Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4) All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5) Any reference in this Agreement to "$" or to "dollars" shall refer to the lawful currency of Canada, unless otherwise specified.

(6) The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" - List of Subsidiaries

Schedule "B" - Credit Facilities

Schedule "C" - Matters to be Addressed in the Corporation's Canadian Counsel Opinion

Schedule "D" - Form of Opinion to be Provided by Corporation's U.S. Counsel

Schedule "E" - Form of Lock-Up Agreement

Schedule "F" - Pricing Terms Included in the Pricing Disclosure Package

Section 2 Distribution of the Offered Securities

(1) Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a "Selling Firm") as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Securities, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2) The Lead Underwriters, on behalf of the Underwriters, shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Securities has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Securities distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators and, as applicable, in the United States.

(3) The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(4) Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default by another Underwriter or another Underwriter's duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

(5) The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Securities for Distribution or register the Offered Securities or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Section 3 Preparation of Prospectus; Marketing Materials; Due Diligence

(1) During the period of the Distribution of the Offered Securities, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Prospectus Supplements and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all "due diligence" investigations which the Underwriters may reasonably require to fulfil the Underwriters' obligations under Applicable Securities Laws as underwriters and, in the case of the Supplementary Material, to enable the Underwriters to execute any certificate required to be executed by the Underwriters.

(2) Without limiting the generality of clause (1) above, during the Distribution of the Offered Securities:

(a) subject to Section 7(79), the Corporation shall prepare, in consultation with the Lead Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b) the Lead Underwriters, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c) the Corporation shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriters and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d) following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3) The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4 Material Changes

(1) During the period from the date of this Agreement to the completion of the Distribution of the Offered Securities the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a) any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its Subsidiaries taken as a whole;

(b) any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c) any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Canadian Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d) the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2) The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Securities upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Securities until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3) The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4) If during the Distribution of the Offered Securities there is any change in any Applicable Securities Laws, which results in a requirement to file Supplementary Material, the Corporation shall subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5) The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5 Deliveries to the Underwriters

(1) The Corporation will provide the Underwriters with access to or cause to be delivered to the Underwriters, without charge and at those delivery points as the Underwriters may reasonably request:

(a) copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Canadian Qualifying Jurisdictions;

(b) copies of the Registration Statement, signed as required by the U.S. Securities Act and the 1933 Act Regulations and any documents included as exhibits to any such registration statement;

(c) copies of any Supplementary Material required to be filed under Section 4 hereof duly signed as required by the laws of all of the Canadian Qualifying Jurisdictions; and

(d) any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2) If requested by the Underwriters, the Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectuses and the Prospectuses, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. If requested by the Underwriters, the Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Toronto and New York not later than 12:00 p.m. (E.D.T.) on October 21, 2025, and in all other cities by 12:00 p.m. (local time), on the next Business Day, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Securities in compliance with the provisions of this Agreement.

(3) By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4) The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, "long form" comfort letter of each of KPMG LLP and PricewaterhouseCoopers LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors' report incorporated by reference in the Prospectuses.

Section 6 Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid by the Corporation in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Securities; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

Section 7 Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

(1) Preparation of the Financial Statements. The audited consolidated financial statements and related notes and supporting schedules of the Corporation and its consolidated Subsidiaries (as defined herein) contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package (the "Financial Statements") present fairly in all material respects the financial position, results of operations and cash flows of the Corporation and its consolidated Subsidiaries, as of the respective dates and for the respective periods to which they apply, and have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") applied on a consistent basis, other than where a change in accounting principle has been applied prospectively, throughout the periods involved and the requirements, to the extent applicable, of Regulation S-X and Canadian Securities Laws. All other financial, statistical and market and industry data and forward-looking statements (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are fairly and accurately presented in all material respects, are based on or derived from sources that the Corporation believes to be reliable and accurate and are presented on a reasonable basis.

(2) Disclosure Controls and Procedures. The Corporation maintains an effective system of "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Exchange Act) that is designed to ensure that information required to be disclosed by the Corporation in reports that it files or submits under the Exchange Act or under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified in rules and forms of the SEC or any Canadian Qualifying Authorities, as applicable, including controls and procedures designed to ensure that such information is accumulated and communicated to the Corporation's management as appropriate to allow timely decisions regarding required disclosure. The Corporation has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act. The statements relating to disclosure controls and procedures made by the principal executive officers (or their equivalents) and principal financial officers (or their equivalents) of the Corporation in the certifications required by the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith are complete and correct.

(3) Independent Accountants. KPMG LLP, who have certified and expressed their opinion with respect to the Financial Statements, were at all relevant times during their appointment as the Corporation's auditors, and PricewaterhouseCoopers LLP ("PwC") are, an independent registered public accounting firm with respect to the Corporation and the Subsidiaries within the applicable rules and regulations adopted by the SEC and the Canadian Qualifying Authorities and as required by the Securities Act, Canadian Securities Laws and Canadian accountant professional standards, as applicable. To the Corporation's knowledge, KPMG LLP's and PwC's registration with the Public Company Accounting Oversight Board (United States) or the Canadian Public Accounting Board has not been suspended or revoked and KPMG LLP and PwC have not requested such registration to be withdrawn.

(4) No Material Adverse Change. Subsequent to the respective dates as of which information is contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) none of the Corporation or its Subsidiaries has incurred any liabilities, direct or contingent, including without limitation any losses or interference with its business from fire, explosion, flood, earthquakes, accident or other calamity, whether or not covered by insurance, or from any strike, labor dispute or court or governmental action, order or decree, that are material, individually or in the aggregate, to the Corporation and the Subsidiaries, taken as a whole, (ii) there has not been any material decrease in the capital stock or any material increase in any short-term or long-term indebtedness of the Corporation or the Subsidiaries, or any payment of or declaration to pay any dividends or any other distribution with respect to the Corporation, and (iii) there has not been any material adverse change, or any development that could reasonably be expected to result in a material adverse change, in the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole (each of clauses (i), (ii) and (iii), a "Material Adverse Change").

(5) Subsidiaries. Each corporation, partnership or other entity in which the Corporation, directly or indirectly through any of its subsidiaries, owns more than fifty percent (50%) of any class of equity securities or interests is listed on Schedule "A" attached hereto. The Corporation, directly or indirectly through Subsidiaries, beneficially owns the percentage indicated in Schedule "A" of the issued and outstanding shares in the capital of the Subsidiaries, free and clear of all liens, security interests, mortgages, pledges, charges, equities, claims or restrictions on transferability or encumbrances of any kind (collectively, "Liens") other than Liens (i) on the shares of Gibraltar Mines, Cariboo Copper, Curis and Florence Holdings Inc. granted pursuant to the Credit Facilities and to Osisko Gold Royalties Ltd. pursuant to Osisko's silver stream on the Gibraltar Mine; and (ii) on the shares of TN Interest Trustee Inc. and the shares of 1280860 BC Ltd. held by TN Interest Trustee Inc. (collectively, the "Permitted Encumbrances"). All of such shares in the capital of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding securities of the Subsidiaries was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiaries. Except in respect of (i) the right of Mitsui & Co. (U.S.A.) Inc. to acquire up to a 10% interest in Florence Copper LLC, (which is disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package); (ii) the right of the Tsilhqot'in Nation to require TN Interest Trustee Inc. to transfer the shares representing 22.5% of the outstanding shares of 1280860 BC Ltd. to the Tsilhqot'in Nation upon meeting certain conditions of the Teẑtan Biny Agreement (iii) if a Conservation Payment Amount (as defined in the Teẑtan Biny Agreement) is agreed to between the Corporation and the Tsilhqot'in Nation, the obligation of the Corporation under the Teẑtan Biny Agreement to sell the shares of 1280860 BC Ltd. to TN Interest Trustee Inc. upon the implementation of a Conservation Path Closing Plan (as defined in the Tetẑtan Biny Agreement), there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any securities of any Subsidiary.

(6) Incorporation and Good Standing of the Corporation and its Subsidiaries. The Corporation and each of the Subsidiaries (i) has been duly organized or formed, as the case may be, and is validly existing and is in good standing under the laws of its jurisdiction of organization, (ii) has all requisite power, authority and capacity to carry on its business and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and (iii) is duly qualified or licensed to do business and is in good standing as a foreign corporation, partnership or other entity as the case may be, authorized to do business in each jurisdiction in which the nature of such businesses or the ownership or leasing of such properties requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on (A) the properties, business, prospects, operations, earnings, assets, liabilities or condition (financial or otherwise) of the Corporation and the Subsidiaries, taken as a whole, (B) the ability of the Corporation or any Subsidiary to perform its obligations in all material respects under this Agreement, or (C) the validity or enforceability of this Agreement (each, a "Material Adverse Effect"). No acts or proceedings have been taken, instituted or, are pending for the dissolution or liquidation of the Corporation or any Subsidiary.

(7) Capitalization. As of the date of this Agreement, the Corporation has an authorized and outstanding share capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Pricing Disclosure Package entitled "Consolidated Capitalization", and, as of the time of purchase and any additional time of purchase, as the case may be, the Corporation shall have an authorized and outstanding share capitalization as set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards, and (iv) the issuance of the Offered Securities pursuant to this Agreement); all of the issued and outstanding share capital of the Corporation, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NYSE American, the TSX and the LSE.

(8) Material Investments. The Corporation has no direct or indirect material investment or proposed material investment in any person other than the Subsidiaries.

(9) Agreement Duly Authorized and No Breach of Obligations or Charter. The Corporation has full corporate power and capacity to enter into this Agreement and perform its obligations hereunder and consummate the Distribution and sale of the Offered Securities. This Agreement has been duly authorized, executed and delivered by the Corporation and this Agreement constitutes a valid and binding agreement of the Corporation enforceable against the Corporation in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors' rights generally or general equitable principles. The execution and delivery by the Corporation of this Agreement and the performance of this Agreement, the consummation of the transactions contemplated hereby, and the application of the net proceeds from the Distribution of the Offered Securities to be sold by the Corporation in the manner set forth in the Prospectuses under "Use of Proceeds" do not and will not (i) violate the organizational documents of the Corporation or any Subsidiaries or (ii) result in the creation or imposition of any Lien upon any of the assets of the Corporation or any Subsidiaries pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Corporation or any Subsidiaries is a party or by which the Corporation or any Subsidiaries or any of their properties is bound or affected, or (iii) violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Corporation or any Subsidiaries, except in the case of clauses (i) and (ii) above, as could not (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(10) Due Authorization. The Corporation has the necessary corporate power and capacity to execute and deliver the Registration Statement, the Prospectuses and the Pricing Disclosure Package and, if applicable, will have the necessary corporate power and capacity to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Corporation to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and Pricing the Pricing Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(11) Compliance with Existing Instruments. None of the Corporation or the Subsidiaries is (i) in violation of its notice of articles, articles, certificate of incorporation, by-laws or other organizational documents (the "Charter Documents"), (ii) in violation of any U.S. or non-U.S. federal, state, provincial or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction (collectively, "Applicable Law") of any U.S. or non-U.S. federal, state, provincial, local or other governmental or regulatory authority, governmental or regulatory agency or body,  court, arbitrator or self-regulatory organization (each, a "Governmental Authority"), applicable to any of them or any of their respective properties, or (iii) in breach of or default under any bond, debenture, note, loan or other evidence of indebtedness, indenture, mortgage, deed of trust, lease or any other agreement or instrument to which any of them is a party or by which any of them or their respective property is bound (collectively, the "Applicable Agreements"), except, in the case of clauses (ii) and (iii) for such violations, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All Applicable Agreements are in full force and effect and are legal, valid and binding obligations, other than as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package. There exists no condition that, with the passage of time or otherwise, would constitute (a) a violation of such Charter Documents, (b) a violation of any Applicable Law, (c) a breach of or default or a "Debt Repayment Triggering Event" (as defined below) under any Applicable Agreement or (d) result in the imposition of any penalty or the acceleration of any indebtedness, except in the case of clauses (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As used herein, a "Debt Repayment Triggering Event" means any event or condition that gives, or with the giving of notice or lapse of time would give, the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder's behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or the Subsidiaries or any of their respective properties.

(12) No Conflicts. Neither the execution, delivery or performance of this Agreement nor the consummation of any of transactions contemplated hereby (including the use of proceeds from the Distribution of the Offered Securities as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package under the caption "Use of Proceeds") will conflict with, violate, constitute a breach of or a default (with the passage of time or otherwise) under or pursuant to (i) the Charter Documents, (ii) any Applicable Law, or (iii) any order, writ, judgment, injunction, decree, determination or award binding upon or affecting the Corporation and the Subsidiaries, except, in the case of clauses (ii), (ii) and (iii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(13) No Consents Required. Except for any consents and approvals (i) described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (ii) as have been obtained and are in full force and effect, (iii) as may be required under the rules of the NYSE American and the TSX or the LSE for the listing of the Offered Securities; or (iv) as may be required under state securities or blue sky laws of the various jurisdiction in which the Offered Securities are being offered, the distribution of the Offered Securities and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority including stock exchange or securities commission or other third party to be obtained by the Corporation.

(14) No Material Applicable Laws or Proceedings. (i) No Applicable Law has been enacted, adopted, passed or issued, (ii) no stop order suspending the qualification or exemption from qualification of any of the Offered Securities in any jurisdiction has been issued and no proceeding for that purpose has been commenced or, to the Corporation's knowledge, is pending or contemplated and (iii) there is no action, claim, suit, demand, hearing, notice of violation or deficiency, or proceeding pending or, to the knowledge of the Corporation threatened or contemplated by Governmental Authorities or threatened by others (collectively, "Proceedings") that, with respect to clauses (i), (ii) and (iii) of this paragraph (A) would restrain, enjoin, prevent or interfere with the consummation of the transactions contemplated hereby or (B) would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(15) All Necessary Permits. Each of the Corporation and the Subsidiaries possess all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all applications and submissions, declarations and filings with, all Governmental Authorities, presently required or necessary to own or lease, as the case may be, and to operate its properties and to carry on its businesses as now or proposed to be conducted as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package ("Permits"), except (i) where the failure to possess such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) the failure to possess such Permits is as otherwise described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package; each of the Corporation and the Subsidiaries has fulfilled and performed all of its obligations with respect to such Permits, except where the failure to fulfill and perform such obligations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination of any such Permit or has resulted, or after notice or lapse of time would result, in any other material impairment of the rights of the holder of any such Permit, except for any such event which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and none of the Corporation and the Subsidiaries has received or has any reason to believe it will receive any notice of any proceeding relating to revocation or modification of any such Permit, except as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package or except where such revocation or modification would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(16) Real Property Leases. All of the leases, subleases and agreements in real property (other than mining claims, mineral or exploration concessions and other mineral property rights) material to the business of the Corporation or any Subsidiaries, and under which the Corporation or any Subsidiaries have an interest as described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, are in full force and effect, and neither the Corporation nor any Subsidiaries have received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Corporation or any Subsidiaries under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Corporation or any Subsidiaries to the continued possession of the property under any such lease, sublease, or agreement, except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(17) Material Properties. The Gibraltar Mine and the Florence Copper Project are the only properties that are material to the Corporation.

(18) Interest in Mineral Rights. All material interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying the Material Properties and the Yellowhead Project ("Mining Claims") are fairly and accurately described in all material respects in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and, except as set out in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) are owned or held by the Corporation or the Subsidiaries as applicable, as owner thereof with good title, (ii) are in good standing and are valid and enforceable and free and clear of any liens, charges or encumbrances and (iii) except as disclosed in the Registration Statement, the Prospectuses and Pricing Disclosure Package, no royalty (excluding, for the avoidance of doubt, payments of applicable taxes in connection therewith) is payable in respect of any of them. No other material property rights are necessary for the conduct of the business of the Corporation or the Subsidiaries as it is currently being conducted, and except as set out in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, there are no restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights that could reasonably be expected to have a Material Adverse Effect; and the Corporation does not know of any claim or basis for a claim that could reasonably be expected to have a Material Adverse Effect on such rights.

(19) Title to Properties. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, each of the Corporation and the Subsidiaries has good, marketable and valid title to all real property owned by it and good title to all personal property owned by it and good and valid title to all leasehold estates in real and personal property being leased by it and are free and clear of all Liens other than (i) the Permitted Encumbrances; (ii) the Permitted Liens (as defined in the Note Indenture dated as of April 23, 2024 among the Corporation, Gibraltar Mines, Curis, Florence Copper Holdings Inc., Florence Holdings Inc., Florence Copper LLC, FC-ISR Holdings Inc. and Cariboo Copper Corp.). All Applicable Agreements to which the Corporation or any of the Subsidiaries is a party or by which any of them is bound are valid and enforceable against each of the Corporation and such Subsidiary, as applicable, and are valid and enforceable against the other party or parties thereto and are in full force and effect with only such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(20) Technical Information. With respect to information set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package: (i) information relating to the Corporation's estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Corporation or independent consultants to the Corporation (each, a "qualified person") as being consistent with the Corporation's mineral reserve and mineral resources estimates (the "Technical Reports") as at the date they were prepared and remain accurate, subject to mining depletion in the ordinary course, as of the date hereof, (ii) the mineral reserve and mineral resource estimates have been prepared in accordance with NI 43-101 by or under the supervision of a qualified person as defined therein, (iii) the methods used in estimating the Corporation's mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices, and (iv) the Corporation has duly filed with the Canadian Qualifying Authorities in compliance with applicable Canadian Securities Laws all technical reports required by NI 43-101 to be filed with the Canadian Qualifying Authorities and all such reports (as amended) comply with the requirements thereof. To the Corporation's knowledge, information and belief, the Technical Reports contain all scientific and technical information that is required to be disclosed to make the Technical Reports not misleading. Other than mining depletion in the ordinary course, the Corporation is not aware of any pending material reduction in the mineral resources or mineral reserves from those currently disclosed in the Corporation's Technical Reports. To the knowledge of the Corporation, the projected capital and operating costs and projected production and operating results relating to the Material Properties and the Yellowhead Project, as summarized in the Technical Reports and disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are reasonable in all material respects, subject to the assumptions, qualifications, limitations, risks and uncertainties stated therein.

(21) Royalties. Except as disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package and excluding, for the avoidance of doubt, payments of taxes in connection therewith, none of the Corporation and the Subsidiaries has any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to the Material Properties and the Yellowhead Project.

(22) No Expropriation. No part of the Material Properties, Yellowhead Project, Mining Claims or Permits have been taken, revoked, condemned or expropriated by any Governmental Authority nor has any written notice or proceedings in respect thereof been given, or to the knowledge of the Corporation, been commenced, threatened or is pending, nor does the Corporation have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(23) Delays Related to Company Projects. Except as disclosed in the Registration Statement, Prospectuses and Pricing Disclosure Package, there are no material complaints, issues, proceedings, or discussions, which are ongoing or anticipated which could have the effect of interfering, delaying or impairing the ability to explore, develop or operate the Material Properties, or to explore or develop the Yellowhead Project, in a manner that would have a Material Adverse Effect on the Corporation.

(24) Tax Law Compliance. (i) All Tax (as hereinafter defined) returns required to be filed on or before the date hereof by the Corporation and each of the Subsidiaries have been timely filed and all such returns are true, complete and correct in all material respects and (ii) all Taxes that are due from or payable by the Corporation and the Subsidiaries have been timely paid other than (i) those being contested in good faith and by appropriate proceedings and for which adequate accruals have been established in accordance with IFRS or (ii) the non-filing or the non-payment of which, as applicable, could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Corporation and the Subsidiaries, taken as a whole. To the knowledge of the Corporation, there are no actual or proposed Tax assessments against the Corporation or any of the Subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Adequate accruals on the books and records of the Corporation and the Subsidiaries in respect of any material Tax liability have been made in accordance with IFRS. For purposes of this Agreement, the term "Tax" and "Taxes" shall mean all U.S. and non-U.S. federal, state, provincial, and local taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax or penalties applicable thereto.

(25) Intellectual Property Rights. Each of the Corporation and the Subsidiaries owns, or is licensed under, and has the right to use, all patents, copyrights, mask works, trademarks, service marks, trade dress, trade names, domain names, trade names, designs, trade secrets, know-how and other unpatented and/or unpatentable proprietary or confidential information, and other intellectual property rights (collectively, "Intellectual Property") necessary for the conduct of its businesses, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and the Intellectual Property owned by the Corporation and the Subsidiaries is free and clear of all Liens. The Corporation is not a party to, or bound by, any options, licenses or agreements with respect to the Intellectual Property rights of any other person or entity that are necessary to be described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package to avoid a material misstatement or omission and are not described therein. No claims have been asserted or, to the knowledge of the Corporation, threatened by any person challenging the validity, enforceability, registration ownership or use of any Intellectual Property owned by the Corporation and the Subsidiaries, other than any claims that, if successful, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) neither the Corporation nor any of the Subsidiaries has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of a third party, (ii) to the knowledge of the Corporation, no third party has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of the Corporation and the Subsidiaries, and (iii) no claims have been asserted or, to the knowledge of the Corporation, threatened alleging any of the foregoing.

(26) Employee Benefit Plan Matters. Each employee benefit plan, program, agreement or arrangement (including, without limitation, pension, retirement, health and welfare benefit and equity compensation plans) sponsored, maintained or contributed to or required to be contributed to by the Corporation or the Subsidiaries for the benefit of its employees or former employees and their dependents or beneficiaries at any time or for which the Corporation or the Subsidiaries participates or has any actual or potential liability or obligations (each, a "Plan") is in compliance in all material respects with all Applicable Laws, including, the Income Tax Act (Canada), as amended, and the terms of such Plans, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Plan (a) is a "registered pension plan" or a "profit sharing plan" as those terms are defined in the Income Tax Act (Canada), (b) provides retirement or pension benefits on a defined benefit basis, or (c) applies to or permits participation by employers that are not affiliates of the Corporation, including a "multi-employer plan" as that term is defined in subsection 1(1) of the Pension Benefits Standards Act (British Columbia), or an equivalent plan under pension standards legislation of another applicable Canadian jurisdiction and any "multi-employer plan" as that term is defined in subsection 8500(1) of the Income Tax Regulations (Canada).

(27) Labor and Employment Matters. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (i) neither the Corporation nor any of the Subsidiaries is party to or bound by any collective bargaining agreement with any labor organization, other than with respect to Gibraltar Mines as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, (ii) to the knowledge of the Corporation, there are no union organizing activities taking place that could, individually or in the aggregate, have a Material Adverse Effect, (iii) no labor strike, work stoppage, slowdown or other material labor dispute is pending against the Corporation or  its Subsidiaries, or, to the Corporation's knowledge, threatened against the Corporation or its Subsidiaries, (iv) there is no worker's compensation liability, experience or matter that could be reasonably expected to have a Material Adverse Effect, (v) there is no employment-related application, charge, complaint, grievance, investigation, unfair labor practice claim or inquiry or other employment-related legal proceeding of any kind, pending or threatened against the Corporation or its Subsidiaries that could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (vi) the Corporation is not aware of any factual or legal basis on which any matter referred to in clause (v) might be commenced, (vii) to the knowledge of the Corporation, no employee or agent of the Corporation or its Subsidiaries has committed any act or omission giving rise to liability for any violation identified in subsection (iv) and (v) above, other than such acts or omissions that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (viii) no term or condition of employment exists through arbitration awards, settlement agreements or side agreement that is contrary to the express terms of any applicable collective bargaining agreement, (ix) the Corporation and its Subsidiaries are in compliance with all Applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, labor relations, pay equity, accessibility and workers' compensation, except as would not reasonably be expected to have a Material Adverse Effect, and (x) to the knowledge of the Corporation (A) none of the executive officers of the Corporation or any Subsidiaries has any plans to terminate his or her employment, (B) none of the executive officers of the Corporation or any Subsidiaries is subject to any secrecy or non-competition agreement or any other agreement or restriction of any kind that would impede in any way the ability of such executive officer to carry out fully all activities of such executive officer in furtherance of the Corporation's or any Subsidiaries' business, and (C) none of the executive officers of the Corporation or any Subsidiaries or any other employee or former employee of the Corporation or any Subsidiaries has any claim with respect to any Intellectual Property (as defined herein) rights of the Corporation.

(28) Health and Safety Standards. To the knowledge of the Corporation, all activities on the properties of the Corporation and any Subsidiaries have been conducted in all material respects in accordance with good engineering practices and all applicable workers' compensation and health and safety and workplace laws, regulations and policies have been duly complied with in all material respects on the properties of the Corporation and any Subsidiaries.

(29) Compliance with Environmental Laws. Each of the Corporation and the Subsidiaries (i) is, and has been, in compliance with any and all applicable U.S. or non-U.S. federal, state, provincial and local laws, rules, and regulations relating to natural resources, public or occupation health and safety, the pollution, preservation, or the protection of the environment or hazardous or toxic substances or wastes, mining wastes and byproducts, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct its respective businesses, and (iii) has not received notice of, and is not aware of, any actual or potential liability for damages to natural resources, the investigation or remediation of any disposal (including any alleged liability for monitoring costs, personal injury, property damage, and attorney fees), release or existence of hazardous or toxic substances or wastes, mining wastes and byproducts, pollutants or contaminants, except in the case of clauses (i) through and including (iii) above, where any such non-compliance with Environmental Laws, failure to receive and comply with required permits, licenses or other approvals, or liability would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Corporation or any of the Subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or any similar U.S. or non-U.S. state or local Environmental Laws or regulation requiring the Corporation or any of the Subsidiaries to investigate or remediate, or fund the investigation or remediation of, any pollutants or contaminants, except where any such requirements would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, whether or not arising from transactions in the ordinary course of business. The Corporation has reasonably concluded that costs associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) would not reasonably be expected to have a Material Adverse Effect. There are no proceedings pending, or that are known to be contemplated, against the Corporation or any of the Subsidiaries under Environmental Laws in which a governmental entity is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of $500,000 or more will be imposed.

(30) Insurance. Each of the Corporation and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged. All policies of insurance insuring the Corporation or any of the Subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Corporation and the Subsidiaries are in compliance with the terms of such policies and instruments in all material respects, and there are no claims by the Corporation or any of the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. None of the Corporation and any such Subsidiary has been refused any insurance coverage sought or applied for, and none of the Corporation and any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(31) Reportable Events. There has not been any reportable event with respect to the Corporation's auditor, within the meaning of Section 4.11 of NI 51-102.

(32) Indigenous Groups. Except as otherwise described in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, no dispute between the Corporation or the Subsidiaries and any local, native or indigenous group exists or is imminent, or to the knowledge of the Corporation, threatened, with respect to the Corporation's mineral projects that could reasonably be expected to have a Material Adverse Effect.

(33) Accounting System. The Corporation and each of the Subsidiaries make and keep accurate books and records and maintain a system of internal accounting controls and procedures that comply with the requirements of NI 52-109 and Rule 13a-15 of the Exchange Act, and that has been designed by, or under the supervision of their respective principal executive and principal financial officers, or persons performing similar functions, and effected by the Corporation's board of directors, management and other personnel, sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences. The Corporation's independent auditors and board of directors have been advised of: (i) all "material weaknesses" and "significant deficiencies" (each, as defined in Rule 12b-2 of the Exchange Act), if any, in the design or operation of internal controls which could materially adversely affect the Corporation's ability to record, process, summarize and report financial data and (ii) all fraud, if any, whether or not material, that involves management or other employees who have a role in the Corporation's internal controls (whether or not remediated); all such material weaknesses and significant deficiencies, if any, that would be required to be disclosed in a registration statement on Form F-1 have been disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package in all material respects; and since the date of the most recent evaluation of such disclosure controls and procedures and internal controls, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

(34) No Price Stabilization or Manipulation. Neither the Corporation nor any of its affiliates has and, to the Corporation's knowledge, no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Corporation, whether to facilitate the sale or resale of any of the Offered Securities or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Offered Securities, or (iii) except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Corporation.

(35) No Applicable Registration or Other Similar Rights. There are no persons with registration or other similar rights to have any equity or debt securities of the Corporation or any "Affiliate" registered for sale under a registration statement, except for rights as have been duly waived.

(36) Investment Company Act. The Corporation has been advised of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder (collectively, the "Investment Company Act"); as of the date hereof and, after giving effect to the offering and the use of proceeds of the offering, each of the Corporation and its Subsidiaries is not and will not be, individually or on a consolidated basis, an "investment company" (as defined under the Investment Company Act) that is required to be registered under the Investment Company Act.

(37) No Brokers. Neither the Corporation nor any of its affiliates has engaged any broker, finder, commission agent or other person (other than the Underwriters) in connection with the offering, and neither the Corporation nor any of its affiliates is under any obligation to pay any broker's fee or commission in connection with such transactions (other than commissions or fees to the Underwriters).

(38) No Restrictions on Payments of Dividends. Except as otherwise disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package or pursuant to the Credit Facilities, there is no encumbrance or restriction on the ability of any Subsidiary (i) to pay dividends or make other distributions on such Subsidiary's capital stock, or to pay any indebtedness to the Corporation or any other Subsidiary, (ii) to make loans or advances or pay any indebtedness to, or investments in, the Corporation or any other Subsidiary, or (iii) to transfer any of its property or assets to the Corporation or any other Subsidiary.

(39) Sarbanes-Oxley. There is and has been no failure on the part of the Corporation and the Subsidiaries or any of the officers and directors of the Corporation or any of the      Subsidiaries, in their capacities as such, to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(40) Statistical, Industry-Related and Market-Related Data. The statistical, industry-related and market-related data included in the Registration Statement, the Prospectuses and the Pricing Disclosure Package are based on or derived from sources which the Corporation reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.

(41) Foreign Corrupt Practices Act. None of the Corporation or any Subsidiary has, and to the knowledge of the Corporation, no director, officer, employee or any agent or other person acting on behalf of the Corporation or any Subsidiary has, in the course of its actions for, or on behalf of, the Corporation or any Subsidiary, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any domestic government official, "foreign official" (as defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA")) or employee from corporate funds, (iii) violated or is in violation of any provision of the FCPA, the Bribery Act 2010 of the United Kingdom, as amended (the "Bribery Act 2010"), the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), or any other applicable non-U.S. anti-bribery statute or regulation, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any domestic government official, such foreign official or employee; and the Corporation and the Subsidiaries, and, to the knowledge of the Corporation and the Subsidiaries, its and their other affiliates have conducted their businesses in compliance with the FCPA, the Bribery Act 2010 and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance therewith.

(42) Money Laundering. The operations of the Corporation and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Corporation's knowledge, threatened.

(43) OFAC/Sanctions. None of the Corporation and the Subsidiaries, or, to the Corporation's knowledge, any director, officer, agent, employee or affiliate of the Corporation or any of the Subsidiaries or other person acting on their behalf is (i) currently subject to or target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions") or (ii) located, organized or resident in a country that is the subject or target of Sanctions (including, without limitation, Russia, the Crimea region of Ukraine and any other territory or region of Ukraine currently under asserted control of Russia, recognized by Russia or subject to territorial claims by Russia, Cuba, Sudan, Myanmar (Burma), Syria, Iran and, North Korea, the so-called Donetsk People's Republic and the so-called Luhansk People's Republic); and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing is the subject or target of Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of Sanctions. None of the Corporation and the Subsidiaries, or, to the Corporation's knowledge, any director, officer, agent, employee or affiliate of the Corporation or any of the Subsidiaries or other person acting on their behalf is currently subject to any Canadian Sanctions; and the Corporation will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of or business with any person, or in any country or territory, that at the time of such financing is the subject to any Sanctions or in any other manner that will result in a violation by any person (including any person participating in the transaction whether as initial purchaser, advisor, investor or otherwise) of any Sanctions. "Canadian Sanctions" shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the Canadian government or any other relevant sanctions authority.

(44) Related Party Transactions. No relationship, direct or indirect, exists between or among any of the Corporation or any affiliate of the Corporation, on the one hand, and any director, officer, member, stockholder, customer or supplier of the Corporation or any affiliate of the Corporation, on the other hand, which is required to be disclosed by Canadian Securities Laws, which is not so disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package. There are no outstanding loans, advances (except advances for business expenses in the ordinary course of business) or guarantees of indebtedness by the Corporation or any affiliate of the Corporation to or for the benefit of any of the officers or directors of the Corporation or any affiliate of the Corporation or any of their respective family members.

(45) Stamp Taxes. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the creation, issuance, sale and delivery of the Offered Securities or the resale of the Offered Securities by the Underwriters.

(46) Cybersecurity. The Corporation and the Subsidiaries' information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases (collectively, "IT Systems") are reasonably adequate for the operation of the business of the Corporation and its Subsidiaries as currently conducted, free and clear of all bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants, except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect. The Corporation and the Subsidiaries have implemented and maintained reasonable controls, policies, procedures, safeguards and other technical and organizational measures to maintain and protect the integrity, continuous operation, redundancy and security of all IT Systems and all data and information (including any personal, personally identifiable, household, sensitive, confidential or regulated data ("Personal Data")) processed or held by or on behalf of the Corporation and the Subsidiaries or otherwise used in connection with their businesses, except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There have been no breaches, violations, outages or unauthorized uses of or accesses to the IT Systems or any such Personal Data, except to the extent that such breaches, violations, outages or unauthorized uses of or accesses could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation and the Subsidiaries are presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal and external policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation, encryption, modification, deletion, destruction or corruption, except to the extent that any noncompliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(47) Data Privacy. The Corporation and the Subsidiaries are, and at all prior times were, in compliance with all applicable data privacy and security laws, statutes, judgements, orders, rules and regulations of any court or arbitrator or any other governmental or regulatory authority and all applicable laws regarding the collection, use, transfer, export, storage, protection, disposal or disclosure by the Corporation and the Subsidiaries of Personal Data collected from or provided by third parties. (collectively, the "Privacy Laws"), except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Corporation and the Subsidiaries have in place, comply with, and take appropriate steps reasonably designed to (i) ensure compliance with its privacy policies, all third-party obligations and industry standards regarding Personal Data and (ii) reasonably protect the security and confidentiality of all Personal Data (collectively, the "Policies"), except to the extent that a failure to do so could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the privacy policies of the Corporation and the Subsidiaries are or have been inaccurate, misleading, deceptive or in violation of any Privacy Laws or Policies in any material respect. To the knowledge of the Corporation, the execution, delivery and performance of this Agreement or any other agreement referred to in this Agreement will not result in a breach of violation of any Privacy Laws or Policies, except to the extent that such breach or violation could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Corporation nor any of the Subsidiaries has received notice of any actual or potential material liability under or relating to, or any actual or potential violation of, any of the Privacy Laws and is unaware of any other facts that, individually or in the aggregate, would reasonably indicate non-compliance with any Privacy Laws or Policies that would reasonably be expected to result in a Material Adverse Effect. To the Corporation's knowledge, there is no action, suit or proceeding by or before any court or governmental agency, authority or body pending or threatened alleging noncompliance with Privacy Laws or Policies, except where any such action, suit or proceeding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(48) Immunity from Jurisdiction. None of the Corporation and the Subsidiaries or any of their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the federal, provincial, territorial or other laws of Canada.

(49) Reporting Issuer/Foreign Private Issuer. The Corporation is a "reporting issuer" (or equivalent) of each of the provinces and territories of Canada under Canadian Securities Laws, is subject to reporting obligations under Section 13 or Section 15(d) of the Exchange Act and is a "foreign private issuer" as defined in Rule 405 under the Securities Act, and has filed pursuant to such laws all documents required to be filed by it and is not in default of any requirement of such laws.

(50) Recording of Material Transactions. All of the material transactions of the Corporation have been promptly and properly recorded or filed in or with its books or records and its minute books contain, in all material respects all of its material transactions, all records of the meetings and proceedings of its directors, shareholders and other committees, if any, since incorporation.

(51) Offered Securities. When issued in accordance with this Agreement, and upon receipt of payment for the Offered Securities, the Offered Securities will have been duly and validly allotted and issued, fully paid and non-assessable.

(52) Offered Securities Qualified Investments. When issued in accordance with this Agreement, the Offered Securities will be qualified investments under the Income Tax Act (Canada) for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, tax free savings accounts, first home savings accounts, and registered disability savings plans (each as defined in the Income Tax Act (Canada)), subject to the specific provisions of any such plan, provided for greater certainty, that no representation is made as to whether the Offered Securities will be "prohibited investments" for any such trust.

(53) No Outstanding Debt. Except as disclosed in the Registration Statement, the Prospectuses, the Pricing Disclosure Package and in Schedule "B", the Corporation does not have any outstanding debentures, notes, mortgages or other indebtedness that is material to the Corporation. For the purpose of this Agreement, "Credit Facilities" means the Credit Agreement and the Senior Secured Notes (as such terms are defined in Schedule "B"). With respect to the Credit Facilities, there is no Default or Event of Default (as such terms are defined under the Credit Facilities) which has occurred and is continuing under the Credit Facilities.

(54) No Material Liabilities or Obligations. The Corporation and the Subsidiaries do not have any liabilities or obligations (whether accrued, absolute, contingent or otherwise) that continue to be outstanding, except: (i) as disclosed or contemplated in the Registration Statement, the Prospectuses, the Pricing Disclosure Package and in Schedule "B", or (ii) as incurred in the ordinary course of business and which do not, individually or in the aggregate, have a Material Adverse Effect.

(55) Off-Balance Sheet Transactions. There are no business relationships, related-party transactions or off-balance sheet transactions involving the Corporation or any other person required to be described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package which have not been described as required under IFRS; and there are no material contracts or other material documents that are required to be described in the Registration Statement, the Prospectuses or the Pricing Disclosure Package under applicable securities laws which have not been described therein.

(56) Material Contracts. All material Applicable Agreements have been made available to the Underwriters in the Corporation's data room or otherwise, and all material Applicable Agreements are valid and binding obligations of the Corporation or any Subsidiaries, and are in good standing; and (i) no event of default or event which after the giving of notice or the lapse of time or both would constitute an event of default, has occurred and is outstanding under any material Applicable Agreements, (ii) the Corporation and the Subsidiaries, if any, have no knowledge of any default by the other parties to each material Applicable Agreements, and (iii) the Corporation and the Subsidiaries, if any, have not waived any material rights under any material Applicable Agreements.

(57) Transfer Agent and Registrar. Computershare Investor Services Inc. (or its affiliate) at its principal office in the city of Vancouver, British Columbia is the duly appointed registrar and transfer agent of the Corporation with respect to its Common Shares.

(58) Supplier Matters. No supplier of the Corporation or any Subsidiaries has notified the Corporation or any Subsidiaries in writing, and to the knowledge of the Corporation, there is no reason to believe, that any such supplier will not continue dealing with the Corporation or any Subsidiaries on substantially the same terms as presently conducted, subject to changes in pricing and volume in the ordinary course.

(59) Government Relationships. The Corporation and the Subsidiaries maintain a good working relationship with all Governmental Authorities in the jurisdictions in which the Material Properties or the Yellowhead Project are located, or in which such parties otherwise carry on their business or operations. All such government relationships are intact and mutually cooperative and, to the knowledge of the Corporation, there exists no condition or state of fact or circumstances in respect thereof, that would prevent the Corporation or the Subsidiaries from conducting its business and all activities in connection with the Material Properties and the Yellowhead Project as currently conducted or proposed to be conducted and there exists no actual or, to the knowledge of the Corporation, threatened termination, limitation, modification or material change in the working relationship with any Governmental Authorities.

(60) No Transactions with Insider Interest. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation or securities of any person exchangeable for more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected or is reasonably expected to materially affect the Corporation or any Subsidiaries.

(61) Director and Officer Service Prohibitions. To the knowledge of the Corporation, none of the Corporation's directors or officers is now, or has ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange (including the NYSE American, the TSX and the LSE).

(62)  No Non-Arm's Length Agreements. Except as disclosed in the Registration Statement, the Prospectuses and the Pricing Disclosure Package, the Corporation and any Subsidiaries are not a party to or bound by, and none of the business, operations, property or assets of the Corporation or any Subsidiaries is subject to, any material non-arm's length agreements or arrangements other than on terms and at a price that would have applied if the parties had been dealing at arm's length.

(63) Voting Agreements. The Corporation has not been notified of, nor is it a party to, any shareholders' agreement, voting agreement, investor rights agreement or other agreement which in any manner affects the voting or control of any securities of the Corporation.

(64) Stock Exchange Approval. The Offered Securities are conditionally approved for listing and trading on the NYSE American and the TSX, subject only to the satisfaction of the customary listing conditions set forth in the conditional approval letters of the NYSE American and the TSX regarding the listing and posting on the NYSE American and the TSX of the Offered Securities, a copy of which has been provided to the Underwriters. The Offered Securities will also be admitted to trading on the LSE.

(65) No Suspension of Trading. No order, ruling or determination having the effect of suspending the sale or ceasing the trading or distribution of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Corporation, threatened, under any applicable Canadian, U.S., United Kingdom or other securities laws.

(66) Minute Books and Corporate Records. Copies of the minute books and records of the Corporation and any Subsidiaries that have been made available to counsel for the Underwriters in connection with their due diligence investigation in respect of the Distribution of Offered Securities hereby constitute all of the minute books and records of such entities and contain copies of all proceedings (or certified copies thereof) in respect of matters of the shareholders (or equivalent), the boards of directors (or equivalent) and all committees of the boards of directors (or equivalent) of the Corporation and any Subsidiaries from January 1, 2022 to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings in respect of matters of the shareholders (or equivalent), board of directors (or equivalent) or any committees of the board of directors (or equivalent) of the Corporation and any Subsidiaries to the date of review of such corporate records and minute books not reflected in such minutes and other records other than those in respect of which no material corporate matter or business was approved or transacted.

(67) Significant Acquisition. No acquisition has been made by the Corporation or any Subsidiaries during the three most recently completed fiscal years that would be a "significant acquisition" for the purposes of Canadian Securities Laws, and no proposed acquisition by the Corporation or any Subsidiaries has progressed to a state where a reasonable person would believe that the likelihood of the Corporation completing the acquisition is high and that, if completed by the Corporation or any Subsidiaries at the date of the Canadian Base Shelf Prospectus, would be a "significant acquisition" for the purposes of Canadian Securities Laws, in each case, that would require the prescribed disclosure in the Canadian Base Shelf Prospectus pursuant to such laws.

(68) Change of Law. The Corporation has no knowledge of any pending or contemplated change to any law, regulation or position of any Governmental Authority that would reasonably be expected to have a Material Adverse Effect.

(69) Continuous Disclosure. The Corporation is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX, the NYSE American and the LSE and, without limiting the generality of the foregoing, there has not occurred a Material Adverse Effect or a Material Adverse Change since December 31, 2024, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated by Reference were true and correct in all material respects at the time such documents were filed on SEDAR+ and EDGAR and contained no misrepresentation as of the respective dates of such information and statements; the Documents Incorporated by Reference conformed in all material respects to Canadian Securities Laws at the time such documents were filed on SEDAR+; and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof.

(70) Forward-Looking Statements. The Corporation has a reasonable basis for disclosing any forward-looking statements (within the meaning of Section 27A of the Act and Section 21E of the Exchange Act) and any forward-looking information (within the meaning of Canadian Securities Laws) contained or incorporated by reference in the Registration Statement, the Prospectuses and the Pricing Disclosure Package and is not, as of the date hereof, required to update any such forward looking information pursuant to NI 51-102, and such forward looking information contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package reflects the best currently available estimates and good faith judgments of the management of the Corporation, as the case may be, as to the matters covered thereby.

(71) Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Pricing Disclosure Package under the headings "Material United States Federal Income Tax Considerations for U.S. Holders", "Certain Canadian Federal Income Tax Considerations", "Description of Share Capital", "Consolidated Capitalization", "Eligibility for Investment" and "Enforceability of Civil Liabilities", insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings. The rights, privileges, restrictions, conditions and other terms attaching to the Offered Securities conform in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Pricing Disclosure Package.

(72) Lending Relationship with Underwriters; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Pricing Disclosure Package, neither the Corporation nor any Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of any of the Underwriters or (ii) intends to use any of the proceeds from the sale of the Offered Securities hereunder to repay any outstanding debt owed to any affiliate of any of the Underwriters.

(73) Withholding Taxes. No withholding tax imposed under the federal laws of Canada or the Canadian Qualifying Jurisdictions will be payable in respect of any commission or fee to be paid by the Corporation pursuant to this Agreement to the Underwriters that are "non-residents" within the meaning of the Income Tax Act (Canada), provided any such commission or fee is payable in respect of services rendered by such Underwriters wholly outside of Canada and are performed in the ordinary course of business carried on by the Underwriters that includes the performance of such services for a fee and such Underwriters deal at arm's length with the Corporation within the meaning of the Income Tax Act (Canada) and any such amount is reasonable in the circumstances.

(74) Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Canadian Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the Distribution of the Offered Securities that will not have been filed as required.

(75) Well-Known Seasoned Issuer. The Corporation qualifies as a "well-known seasoned issuer" and is not an "ineligible issuer" (as such terms are defined in the WKSI Blanket Orders); and the Corporation satisfies each other applicable requirement and condition of the WKSI Blanket Orders.

(76) U.S. Status. The Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Corporation was not and is not an "ineligible issuer", as defined in Rule 405 under the U.S. Securities Act. The Corporation has complied, to the SEC's satisfaction, with all requests of the SEC for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been initiated or are pending or, to the best of the Corporation's knowledge are contemplated or threatened by the SEC, and any request made to the Corporation on the part of the SEC for additional information has been complied with.

(77) Canadian Offering Documents. The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. To its knowledge, other than as disclosed in the Prospectuses, the Corporation is not a "related issuer" or "connected issuer" (as those terms are defined in National Instrument 33-105 - Underwriting Conflicts) of any of the Underwriters.

(78) U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein.

(79) Issuer Free Writing Prospectuses. The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Securities that is a "written communication" (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriters specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

Section 8 Representations, Warranties and Covenants of the Underwriters

(1) Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a) it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b) it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2) The Underwriters hereby covenant and agree with the Corporation to the following:

(a) Compliance with Securities Laws. The Underwriters will comply with applicable securities laws in connection with the offer and sale and Distribution of the Offered Securities.

(b) Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Securities as promptly as possible after the Closing Time, but in any event no later than seven (7) Business Days following the date of exercise of the Over-Allotment Option, if exercised.

(c) Liability on Default. No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3) The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section 9 Indemnification

(1) The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees and agents thereof (collectively, the "Indemnified Parties" and individually an "Indemnified Party") from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties' counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based, directly or indirectly, upon the performance of professional services rendered to the Corporation by the Indemnified Parties or otherwise in connection with the matters referred to in this Agreement, including, whether performed before or after the execution of this Agreement by the Corporation without limitation, in any way caused by, or arising directly or indirectly from, or in consequence of:

(a) (i) any information or statement, contained in any Canadian Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriters expressly for use therein;

(b) the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading;

(c) any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Corporation's securities or the Distribution of the Offered Securities in any jurisdiction; or

(d) the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the Distribution of the Offered Securities, including the Corporation's non-compliance with any statutory requirement to make any document available for inspection, but excluding any non-compliance resulting from actions of an Underwriter not in compliance with Applicable Securities Laws;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute "gross negligence" or "wilful misconduct" for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2) If any claim contemplated by this Section 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this Section 9 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a) the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b) the employment of such counsel has been authorized by the Corporation; or

(c) the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties in any jurisdiction. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

(3) To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4) The Corporation shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 10 Contribution

(1) In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 9 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 9 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Corporation and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(2) The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) of this Section 10 shall apply, mutatis mutandis, in respect of such other right.

(3) Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Securities to be purchased by each of the Underwriters hereunder and not joint.

Section 11 Covenants of the Corporation

(1) The Corporation covenants and agrees with the Underwriters that:

(a) the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b) between the date hereof and the date of completion of the Distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i) the issuance by any Canadian Securities Regulators or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii) the issuance by any Canadian Securities Regulators, the SEC, the TSX, the NYSE American or the LSE of any order having the effect of ceasing or suspending the Distribution of the Offered Securities or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii) any requests made by any Canadian Securities Regulators or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c) the Corporation will: (i) obtain the conditional listing of the Offered Securities on the TSX by the Closing Time, subject only to the official notice of issuances; (ii) have the Offered Securities approved for listing and admitted and authorized for trading on the NYSE American by the Closing Time; and (iii) have the Offered Securities admitted for trading on the LSE;

(d) as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e) the Corporation will use the net proceeds from the Offering as described in the Pricing Disclosure Package and the Prospectuses.

(2) Prior to the completion of the Distribution of the Offered Securities, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Regulators and the SEC pursuant to Applicable Securities Laws.

(3) Except as contemplated by this Agreement, the Corporation will not, directly or indirectly, issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares (other than pursuant to rights or obligations under securities or instruments outstanding) or enter into any agreement or arrangement under which you acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, other than grants of stock options, restricted share units and deferred share units in compliance with the Corporation's current shareholder approved security compensation plans, for a period from the date hereof until 90 days following the Closing Date without the Lead Underwriters' prior written consent, which consent will not be unreasonably withheld.

Section 12 All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters to terminate their obligation to purchase the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 13 Termination by Underwriters

(1) Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a) there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or the Subsidiaries, taken as a whole, or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), which in the opinion of an Underwriter, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Offered Securities;

(b) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence, or any new law, regulation or tariff or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation;

(c) there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the securities regulatory authority in each of the other Canadian Qualifying Jurisdictions, the TSX, NYSE American, LSE or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or Distribution of the Offered Securities or would have a Material Adverse Effect on the market price or value of the Offered Securities; or

(d) the Corporation is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Corporation in this Agreement becomes false in any material respect.

(2) If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3) The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14 Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (E.D.T.) on October 22, 2025 or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than the date which is 42 days after the date hereof (respectively, the "Closing Time" and the "Closing Date"), at the offices of McMillan LLP.  In the event that the Closing Time has not occurred on or before the date which is 42 days after the date hereof, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15 Conditions of Closing and Option Closing

(1) The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a) a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from McMillan LLP, the Corporation's Canadian counsel, as to matters of Canadian federal and provincial law, addressed to the Underwriters and the Underwriters' counsel, such matters to be as set out in the attached Schedule "C" subject to customary limitations, assumptions and qualifications;

(b) a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from McMillan LLP, the Corporation's U.S. counsel, addressed to the Underwriters, such matters to be as set out in the attached Schedule "D" under "U.S. General Opinion Matters" acting reasonably subject to customary limitations, assumptions and qualifications, which shall be accompanied by a negative assurance letter, dated the Closing Date and the Option Closing Date, as applicable, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably;

(c) a favourable legal opinion of Davis Graham & Stubs, the Corporation's U.S. tax counsel addressed to the Underwriters, such matters to be as set out in the attached Schedule "D" under "U.S. Tax Opinion Matters" acting reasonably subject to customary limitations, assumptions and qualifications, dated the Closing Date and the Option Closing Date, as applicable, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably;

(d) on the Closing Date and Option Closing Date, as applicable, a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, addressed to the Underwriters and dated as of the Closing Date and/or the Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(e) a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from the Corporation's counsel, in form and substance satisfactory to the Underwriters, regarding the Subsidiaries with respect to the following: and (i) the incorporation and existence of each Subsidiary under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Subsidiary, and (iii) that each Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(f) a favourable legal opinion, dated as of date or dates acceptable to the Underwriters, acting reasonably, from the Corporation's legal counsel, in form and substance satisfactory to the Underwriters, with respect to the Corporation's right to and ownership of the Material Properties and the Yellowhead Project;

(g) certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS Clearing and Depository Services Inc. ("CDS") or its nominee or in such other name(s) as the Lead Underwriters, on behalf of the Underwriters, shall have directed;

(h) the auditors' comfort letters dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letters referred to in Section 5(4) above with such changes as may be necessary from the comfort letters delivered previously to bring the information therein forward to a date which is within two (2) Business Days of the Closing Date and Option Closing Date, as applicable;

(i) the Underwriting Fee paid in accordance with the ninth paragraph of this Agreement;

(j) evidence satisfactory to the Lead Underwriters that the Offered Securities shall have been listed and admitted and authorized for trading on the NYSE American and conditionally approved for listing on the TSX, subject only to the official notice of issuance;

(k) a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Corporation is a "reporting issuer" or its equivalent under the securities laws of each of the Canadian Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Corporation and its Subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Securities, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(l) at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Securities on the TSX, the NYSE American and the LSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(m) at the Closing Time, the Corporation's directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule "E" with such revisions as may be agreed to by the Lead Underwriters;

(n) at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Subsidiaries dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(o) evidence satisfactory to the Lead Underwriters that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering; and

(p) such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Securities shall be satisfactory in form and substance to the Lead Underwriters and counsel for the Underwriters, acting reasonably.

Section 16 Over-Allotment Option

(1) The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. (E.D.T.) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the "Option Closing Date") and time (the "Option Closing Time") on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2) In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of McMillan LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3) At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriters, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4) Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5) The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17 Expenses

The Corporation shall pay all expenses related to the Offering, including all fees and disbursements of the Corporation's counsel, the Corporation's "out of pocket" costs, printing costs, translation costs and filing fees. The Corporation shall also be responsible for the fees and disbursements of the Underwriters' Canadian and U.S. counsel, plus applicable taxes, and the Underwriters' "out of pocket" costs (collectively, the "Underwriters' Expenses"). All actual and accountable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of the Lead Underwriters, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering. In the event the Offering is not completed for any reason other than the failure by the Underwriters to comply with the terms of this Agreement or as a result to the exercise of the termination rights of the Underwriters set forth in this Agreement, the Corporation will pay the Underwriters' Expenses, as described in this Section 17.

Section 18 No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price of the Offered Securities and any related discounts and commissions, is an arm's-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19 Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile, email or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed, emailed or delivered to:

Taseko Mines Limited
12th Floor, 1040 West Georgia Street

Vancouver, BC V6E 4H1

Attention:   Bryce Hamming, Chief Financial Officer

Email:  bhamming@tasekomines.com

with a copy to (such copy not to constitute notice):

McMillan LLP

Royal Centre, 1055 West Georgia Street, Suite 1500

Vancouver, BC V6E 4N7

Attention : Cory Kent
Email : Cory.Kent@mcmillan.ca

and in the case of the Underwriters, be addressed and faxed, emailed or delivered to:

BMO Nesbitt Burns Inc.
595 Burrard Street, 23rd Floor
Vancouver, British Columbia V7X 1L7

Attention:  Jamie Rogers, Managing Director, Co-Head of Global Metals & Mining

Email: jamie.rogers@bmo.com

and to:

 Canaccord Genuity Corp.

 1200 - 1133 Melville Street

 Vancouver, BC V6E 4E5

Attention:  David Sadowski, Managing Director, Head of Canadian Metals and Mining

 Email:  dsadowski@cgf.com

 and to:

 National Bank Financial Inc.

 3000 - 475 Howe Street

 Vancouver, British Columbia V6C 2B3

 Attention:  Morten Eisenhardt, Managing Director

 Email:  morten.eisenhardt@nbc.ca

 and to:

 TD Securities Inc.

 1700 - 700 West Georgia Street

 Vancouver, British Columbia V7Y 1B6

 Attention:  Edward J. McGurk

 Email:  ted.mcgurk@tdsecurities.com

with a copy to (such copy not to constitute notice):

Borden Ladner Gervais LLP

1200 Waterfront Centre - 200 Burrard Street

Vancouver, British Columbia V7X 1T2

Attention:  Graeme D. Martindale

Email:   gmartindale@blg.com

and to:

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates
One Manhattan West

New York, NY 10001

Attention:  Ryan Dzierniejko
Email: ryan.dzierniejko@skadden.com

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20 Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by the Lead Underwriters on the Underwriters' behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation's authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Securities to, or to the order of, the Lead Underwriters.

Section 21 Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters' behalf.

Section 22 Underwriters' Obligations

(1) Subject to the terms of this Agreement, the Underwriters' obligations under this Agreement to purchase the Offered Securities shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Securities shall be limited to the following percentages of the purchase price paid for the Offered Securities:

BMO Nesbitt Burns Inc.	34.20%
Canaccord Genuity Corp.	34.20%
National Bank Financial Inc.	21.07%
TD Securities Inc.	10.53%
100.0%

(2) If any of the Underwriters fails to purchase its applicable percentage of the Offered Securities at the Closing Time or the Option Closing Time, as the case may be, (a "Defaulting Underwriter") and the percentage of Offered Securities that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Securities then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Securities not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter's portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Securities, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Offered Securities or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23 Market Stabilization

In connection with the Distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24 Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and their respective executors, heirs, successors and permitted assigns. Except as otherwise provided herein, this Agreement shall not be assignable by any party without the written consent of the other parties; provided, however, that any Underwriter shall, in its sole discretion and without notice to or consent of any of the other parties to this Agreement, be entitled to assign its underwriting commitment under this Agreement to any affiliate or "subsidiary" (as defined in Rule 405 under the U.S. Securities Act).

Section 25 Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Securities.

Section 26 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 27 Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- REMAINDER OF PAGE INTENTIONALLY BLANK -

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and delivering the same to the Underwriters.

Yours truly,

BMO NESBITT BURNS INC.
By:	/s/ "Jamie Rogers"
Name: Jamie Rogers
Title: Managing Director, Co-Head of Global Metals & Mining

CANACCORD GENUITY CORP.
By:	/s/ "David Sadowski"
Name: David Sadowski
Title: Managing Director, Head of Canadian Metals and Mining Investment Banking

NATIONAL BANK FINANCIAL INC.
By:	/s/ "Morten Eisenhardt"
Name: Morten Eisenhardt
Title: Managing Director

TD SECURITIES INC.
By:	/s/ "Edward J. McGurk"
Name: Edward J. McGurk
Title: Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

TASEKO MINES LIMITED
By:	/s/ "Bryce Hamming"
Name: Bryce Hamming
Title: Chief Financial Officer

SCHEDULE "A"

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Gibraltar Mines Ltd.	British Columbia	100%
Cariboo Copper Corp.	British Columbia	100%
Florence Holdings Inc.	Nevada, USA	100%
Florence Copper Holdings Inc.	Nevada, USA	100%
Florence Copper LLC	Nevada, USA	100%
FC-ISR Holdings Inc.	Nevada, USA	100%
Curis Holdings (Canada) Ltd.	British Columbia	100%
Yellowhead Mining Inc.	British Columbia	100%
Taseko Holdings Ltd.	British Columbia	100%
Taseko Holdings II Ltd.	British Columbia	100%
Aley Corporation	Canada	100%
1280860 B.C. Ltd.	British Columbia	77.5%
TN Interest Trustee Inc.	British Columbia	100%

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SCHEDULE "B"

CREDIT FACILITIES

1. Credit Agreement dated October 4, 2021 between the Company as borrower and certain of its restricted subsidiaries as guarantors, restricted subsidiaries and/or obligors and the lenders from time to time party to the agreement as lenders and National Bank of Canada in its capacity as agent, as amended on February 1, 2023, June 30, 2023 and November 6, 2024 (the "Credit Agreement"), including any subsequent amendments thereto.

2. 2030 Secured Note Indenture, dated as of April 23, 2024, between the Company and each of the Guarantors Party, and The Bank of New York Mellon, as U.S. Trustee, and BNY Trust Company of Canada, as Canadian Co-Trustee and Collateral Agent, governing US$500 million aggregate principal amount of 8.25% Senior Secured Notes (the "Senior Secured Notes").

B-1

SCHEDULE "C"

MATTERS TO BE ADDRESSED IN THE CORPORATION'S

CANADIAN COUNSEL OPINION

(a) the Corporation is a "reporting issuer", or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Canadian Qualifying Jurisdictions;

(b) the Corporation is a validly existing company and in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

(c) the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d) the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option;

(e) the authorized and issued share structure of the Corporation;

(f) all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(g) the Offered Securities have been duly allotted and validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation upon full payment therefor and the issue thereof;

(h) all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement, any Supplementary Material and any Marketing Documents and the filing thereof with the Canadian Securities Regulators;

(i) this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

(j) the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

C-1

(k) Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

(l) the attributes of the Offered Securities conform in all material respects with the description of the Offered Securities in the Canadian Prospectus;

(m) all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Canadian Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Securities in each of the Canadian Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(n) subject only to standard listing conditions, the Offered Securities have been conditionally listed or approved for listing on the TSX; and

(o) as to the accuracy of the statements under the headings "Eligibility For Investment", "Certain Canadian Federal Income Tax Considerations" and "Statutory Rights of Withdrawal and Rescission" in the Canadian Prospectus Supplement.

C-2

SCHEDULE "D"

MATTERS TO BE ADDRESSED IN THE CORPORATION'S

U.S. COUNSEL OPINION

U.S. General Opinion Matters to be addressed by McMillan LLP

1. The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and the notes thereto and the auditor's report thereon and other financial data or accounting data (including XBRL data), included or incorporated by reference in or omitted from either of them, as to which such counsel need not express an opinion; and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act. Such counsel may assume for purposes of this paragraph, (i) the compliance of the Canadian Prospectus and the documents incorporated by reference therein with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the Offering.

2.                  The issuance and sale of the Offered Securities by the Corporation, the execution and delivery by the Corporation of the Agreement and the performance by the Corporation of its obligations thereunder will not violate U.S. Securities Laws which in such counsel's experience are normally applicable to the transactions of the type contemplated by the Agreement ("Applicable Law"). For purposes of such counsel's opinion, the term "Applicable Law" will not include federal securities laws (except for the purposes of the opinion expressed in paragraph 3 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, the Offered Securities, the Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.    For the purposes of the opinion, the term "U.S. Securities Laws" will mean United States federal securities laws, including U.S. Securities Act, the Exchange Act and the Investment Company Act of 1940, as amended (the "Investment Company Act") thereunder as would customarily apply to a transaction of the nature of the Offering.

3.                  No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Corporation under any Applicable Law for the issuance and sale of the Offered Securities by the Corporation, the execution and delivery by the Corporation of the Agreement and the performance by the Corporation of its obligations thereunder. For purposes of such counsel's opinion, the term "Governmental Authority" means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

D-1

4.                  The Corporation is not and, after giving effect to the offering and sale of the Offered Securities and the application of their proceeds as described in the U.S. Prospectus under the heading "Use of Proceeds," will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

5.                  The Registration Statement has become effective under the Securities Act and to our knowledge, based solely on a review of the SEC's website, no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC.

Additional Matters to be Addressed by McMillan

1.                  To our knowledge, no person or entity has the right to require registration of Common Shares or other securities of the Corporation because of the filing or effectiveness of the Registration Statement or otherwise.

U.S. Tax Opinion Matters to be addressed by Davis, Graham & Stubbs LLP

1. The statements in the U.S. Prospectus under the heading "Certain United States Federal Income Tax Considerations," to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects subject to the limitations, qualifications, exceptions and assumptions set forth therein and in such counsel's opinion.

.

D-2

SCHEDULE "E"

FORM OF LOCK-UP AGREEMENT

______________, 2025

BMO Nesbitt Burns Inc.

Canaccord Genuity Corp.

National Bank Financial Inc.

TD Securities Inc.

Re: Taseko Mines Limited - Lock-Up Agreement

The undersigned, a director or officer of Taseko Mines Limited (the "Corporation"), understands that BMO Nesbitt Burns Inc. and Canaccord Genuity Corp. (the "Lead Underwriters"), National Bank Financial Inc. and TD Securities Inc. (together with the Lead Underwriters, the "Underwriters" and each individually, an "Underwriter") have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the "Offering") of common shares of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the "Lock-Up Agreement") in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the "Lock-Up Period"), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership (collectively, the "Undersigned's Securities"), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned's Securities, the "Locked-up Securities") or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.  with the prior written consent of the Lead Underwriters, such consent not to be unreasonably withheld;

2.  without the consent of the Lead Underwriters, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a "reorganization") involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.  without the consent of the Lead Underwriters, where the undersigned exercises any convertible securities or receives any common shares pursuant to the settlement of vested share units, and where the undersigned sells or transfers any such underlying securities issued by the Corporation on such exercise or settlement to cover the cost of exercise or any applicable withholding tax obligations, provided that the remaining underlying securities issued by the Corporation on such exercise or settlement remain part of the Locked-up Securities for the purposes of this Lock-Up Agreement; and

4.  without the consent of the Lead Underwriters, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned's members, partners, affiliates, associates or immediate family or (ii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or members of the undersigned's immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. "Immediate family" shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor's spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned's legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this ____day of ______________, 2025

[NAME OF SHAREHOLDER]

Per:  ___________________________
Name:
Title:
I have authority to bind the Corporation.

SCHEDULE "F"

Pricing Terms included in the Pricing Disclosure Package

Number of Firm Shares Offered by the Corporation: 37,100,000

Number of Additional Shares Offered by the Corporation: 5,565,000

Public Offering Price per Offered Security: US$4.05

Underwriting Commission per Offered Security: 4.5%

Date of Delivery of Firm Shares: October 22, 2025

Issuer Free Writing Prospectuses

Term Sheet dated October 15, 2025.

F-1